Building wealth through developing and operating major copper & gold mines

TASEKO MINES COMMENTS ON SENIOR NOTES

April 15, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") wishes to comment on the recently announced senior notes issuance (the “Notes) for total proceeds of US$200,000,000 that closed today. The Notes, due 2019, will bear an annual interest rate of 7.75% .

Taseko intends to use the proceeds of the Notes to fund Gibraltar Development Plan 3 (“GDP3”). GDP3 is a $235 million expansion project that will increase Gibraltar's annual copper production by approximately 60 million pounds to 180 million pounds, as well as increase annual molybdenum metal production by two million pounds (all production figures reflect 100% amounts, Taseko’s share is 75%).

Russell Hallbauer, President and CEO of Taseko commented, “Although the Company already holds a significant cash position, we wanted to take advantage of this attractive financing opportunity in the US high yield bond market to fund GDP3.”

Mr. Hallbauer continued, “Management is pleased with the investor response to the Notes offering. The bonds were significantly over subscribed, which is a testament to the performance and risk profile of the Company. The financing provides significant flexibility from a covenant perspective and augments our capital structure in a way that allows us to build our production profile at a reasonable overall cost of capital.”

Engineering and procurement has commenced on GDP3. Construction is expected to begin mid-2011, with commissioning to occur in December of 2012.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact Investor Relations – 778-373-4545, toll free 1-877-441-4533.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com